

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2020

Donald W. Rush
Chief Financial Officer
CNX Resources Corporation
1000 CONSOL Energy Drive, Suite 400
Canonsburg, Pennsylvania 15317-6506

     Re: CNX Resources Corporation
        Registration Statement on Form S-4
        Filed August 12, 2020
        File No. 333-244742

Dear Mr. Rush:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Energy & Transportation

cc: Nick S. Dhesi